# 2011
## Management Report



OneBeacon
INSURANCE GROUP

# Welcome.

We invite you to get to know OneBeacon through the pages of our 2011 Management Report. Although you'll find some similarities to a traditional annual report, we've focused on providing deeper insights about our business directly through our senior leadership team. CEO Mike Miller and CFO Paul McDonough review 2011 results and our overall direction, guided by our core operating principles. And our business leaders — Executive VPs Dennis Crosby and Paul Romano — take you through our specialty operations and share thoughts about our opportunities going forward.

2011 was our first full year as a specialty-focused company. We are pleased with our progress, and excited about what lies ahead.

Get to know OneBeacon Insurance Group — where specialty expertise matters.


| | |
|---|---|
| Letter from our CEO | 2 |
| Operating Principles | 4 |
| Letter from our CFO | 5 |
| Letters from our Specialty Business Executives | 8 |
| Financial Highlights | 10 |
| Non-GAAP Financial Measures | 11 |
| Board of Directors & Management | 12 |
| Corporate Information | 14 |
| Safe Harbor | 15 |

LETTER FROM OUR
# CEO



**T. Michael Miller**
*President and Chief Executive Officer*

**Dear Fellow Shareholders,**

Our headline result for 2011 was 3% growth in book value per share, ending the year at $11.56, which was disappointing. This result was mostly driven by businesses that are no longer part of our ongoing operations; specifically the AutoOne exit and runoff reserve strengthening were significant drags in 2011. Specialty results, which represent your company's ongoing operations, were excellent, producing a 92% GAAP combined ratio and 8% growth. We also returned $175 million of capital to owners through special and regular dividends during the year.

Against the backdrop of significant catastrophe losses and a prolonged soft market, our Specialty underwriting results stood up well, delivering a 92% GAAP combined ratio for the full year. Throughout 2011, we saw a gradually improving pricing environment for our products, and by year end, most were achieving rate increases. Our well established segments — OneBeacon Professional Insurance, International Marine Underwriters, Dewar and Collector Car — reported good results again last year, while a number of our maturing segments — Technology, Accident, Specialty Property, Inland Marine and Government Risks — turned in excellent results. Our newer segments — Entertainment, Energy and Environmental — all made good progress adding products, people and customers. And in 2012, we will continue to seek new Specialty business segments.

LETTER FROM OUR
# CEO

During 2011, we completed our most recent asbestos and environmental ground-up study and concluded that our reinsurance treaty with NICO remains adequate to cover our projections to ultimate settlements at this time. We also determined that our runoff reserves for previously exited businesses should be strengthened by roughly $30 million, most notably for loss adjustment expenses. Our reserves on Specialty business continued to develop favorably.

*Our outlook for 2012 is more optimistic than it has been in several years. We see modest economic growth and an improving rate environment.*

Investment returns for the year were 3.0% on a portfolio that is mostly in fixed income, which is high quality and short in duration at 2.5 years. We believe the fixed income portfolio mix and duration remains appropriate, although those with longer duration outperformed us last year. Our equity portfolio did okay at a 1.1% return and we like our portfolio as we enter the new year.

We remain strongly capitalized with low leverage, with a year-end debt-to-capital ratio of 20%. We continued to adjust the capital level for our Specialty ongoing business and returned $175 million to shareholders ($95 million as a special dividend and $80 million of regular dividends), mostly due to businesses we exited in recent years. The additional capital that is put to work as market conditions improve and our Specialty businesses grow will be partly offset by capital freed up from runoff.

Our outlook for 2012 is more optimistic than it has been in several years. We see modest economic growth and an improving rate environment. We have very good Specialty businesses that have performed well during the soft market cycle and are positioned to take advantage of improving conditions. The dark cloud on the horizon persists, however, with interest rates at historically low levels and a fragile world-wide economy. We maintain a sound investment portfolio, focused on results over the long term. Such are the times when underwriters will earn their keep as their results are more meaningful to reported returns; we are fortunate to have a great team of underwriting experts! We are excited to see how we can perform in 2012 and are thankful for your support.

**Respectfully submitted,**

**T. Michael Miller**
*President and Chief Executive Officer*

# OPERATING PRINCIPLES

We manage our business in order to achieve growth in book value over the long term. These core principles guide our actions across all aspects of our company.

### Underwriting Comes First.

As an insurance enterprise, we respect the fundamentals of insurance. All the business we write must have a realistic expectation of underwriting profit, which we endeavor to demonstrate over time.

### Maintain a Disciplined Balance Sheet.

Insurance liabilities must always be fully recognized. Our philosophy is that loss and loss adjustment expense reserves must be solid before any other aspect of the business can be solid.

### Invest for Total Return.

OneBeacon strives to earn the highest growth in after-tax value over time, and we are indifferent as to whether this growth comes from investment income or capital gains.

### Think Like Owners.

Our employees are stakeholders in our business, giving them an incentive to consider this quarter's profit in the context of our long-term health and performance. Thinking like an owner embraces a long-term strategy.



Paul H. McDonough
*Senior Vice President and Chief Financial Officer*

**Dear Fellow Shareholders,**

We enter 2012 with a healthy capital cushion and debt-to-total capital at the low end of our target range. This leaves us in a very strong capital position with plenty of financial flexibility.

### Capital

During 2011, we continued to optimize our capital structure. Specifically, we returned $175 million of capital (14% of beginning shareholders' equity) to OneBeacon shareholders through a combination of special dividends ($95 million) and ordinary dividends ($80 million). We also retired $150 million of debt through a tender offer, reducing our debt-to-total capital ratio to 20% at year end, down from 25% at the end of 2010 and 30% at the end of 2009.

### Reserves

We continue to maintain a strong reserve position with our recorded loss and loss adjustment expense reserves, net of reinsurance recoverable on unpaid losses, booked at a point equal to 67% of the difference between the high end and low end of a reasonable range of reserve estimates. During the year, we continued to experience favorable loss reserve development in our ongoing Specialty business, driven primarily by our professional, multiple-peril, and other general liability lines of business. This was mostly offset by adverse development in our Runoff business, due to strengthening of our unallocated loss adjustment expense reserves.

### Investments

The asset allocation of our investment portfolio held steady during 2011. At year end, equities represented approximately 18% of the total portfolio, little changed from the prior year, while the fixed maturity portfolio remained high quality and short in duration with an average credit rating of "A+" and an average duration of 2.5 years.

### Outlook

Over the course of 2012, we expect the combination of earnings and capital freed up in our Runoff business to continue to fund our quarterly dividend to shareholders as well as growth in our Specialty business. As always, we will manage our capital with the goal of maximizing shareholder value over time.

**Respectfully submitted,**

Paul

**Paul H. McDonough**
*Senior Vice President and Chief Financial Officer*

## NET WRITTEN PREMIUM AND COMBINED RATIO


NET WRITTEN PREMIUM
($ in millions)
COMBINED RATIO
$ 2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
105 %
100
95
90
85
80
75
70
65
2007
2008
2009
2010
2011
ONEBEACON INSURANCE GROUP (OBIG)
SPECIALTY INSURANCE OPERATIONS (SIO)
SIO COMBINED RATIO
OBIG COMBINED RATIO

## GROWTH IN ADJUSTED BOOK VALUE PER SHARE (NGM)



VALUE PER SHARE
GROWTH (IRR BASIS)
$ 22
20
18
16
14
12
10
8
6
4
2
0
45 %
35
25
15
5
-5
SEPT 30 '06 (PRO-FORMA)
DEC 31 '06
DEC 31 '07
DEC 31 '08
DEC 31 '09
DEC 31 '10
DEC 31 '11
BVPS AND ABVPS (1)
CUMULATIVE DIVIDENDS PAID (2)
CUMULATIVE ABVPS GROWTH (IRR BASIS)


(1) Amounts for September 30, 2006 through March 31, 2008 adjusted for the economic defeasance of the company's mandatorily redeemable preferred stock.

(2) Cummulative dividends of $9.73 paid through December 2011 (quarterly dividends of $0.21 per share paid beginning in March 2007 and special dividends of $2.03, $2.50 and $1.00 per share paid in March 2008, September 2010 and June 2011, respectively).

SPECIALTY
# INSIGHTS



**Dennis A. Crosby**
*Executive Vice President*
*Specialty Lines*

**Dear Fellow Shareholders,**

During 2011, we continued to advance our efforts to transform OneBeacon into a specialty insurance company. Key to our success has been our continued focus on our "underwriting comes first" principle, paying attention to underwriting profitability, not top-line premium numbers. We also made progress on the operational side of our business by streamlining our rating and policy issuance processes. Operationally, this will allow improved efficiencies in the long term.

We continue to focus our specialty orientation in the marketplace and a number of our businesses had very successful years. OneBeacon Technology Insurance completed its first full year under the leadership of John Wurzler. John and his team have continually assessed good opportunities and achieved outstanding results, while expanding our geographic footprint in technology-specific locations. Two consistent performers were OneBeacon Specialty Property (OBSP) and OneBeacon Government Risks (OBGR). At OBSP, Jim Heitkemper and his team continue to deliver very good results in a firming property marketplace. OBGR continued to shine as a prototypical specialty business; Jeff Richardson and his staff showed underwriting discipline while taking advantage of marketplace opportunities.

As a specialty company we occasionally incubate new opportunities; last year we accomplished this through two emerging businesses. OneBeacon Energy Group completed its first full year as a specialty business and is making progress in this quickly expanding market. OneBeacon Environmental was formed in 2011 and is slowly gaining traction in the small and midsize account arena. Our entertainment, sports and leisure business, OneBeacon Entertainment, which was acquired in 2008, also continues to make good progress.

The specialty marketplace is unique; we believe that there are very few companies that are willing to focus exclusively in this space. Today's specialty customers rely on expertise for their businesses — and are willing to pay for that expertise. Our focus is providing those targeted yet efficient insurance solutions in a market that is moving, albeit slowly, toward higher prices. We believe that our ability to deliver those focused solutions at the right price will continue to differentiate us today and tomorrow.

Our focus in 2012 is to stay the course, focused on consistent underwriting discipline in the markets we believe offer superior results. Our ability to react to market changes, particularly one gaining pricing momentum, is paramount in 2012. As always, we are constantly looking for the right opportunities to add specialty units to your company.

**Respectfully submitted,**

Dennis

**Dennis A. Crosby**
*Executive Vice President Specialty Lines*

# SPECIALTY INSIGHTS



**Paul F. Romano**
*Executive Vice President*
*Specialty Lines*

**Dear Fellow Shareholders,**

It is a challenging time in the specialty insurance marketplace. But for carriers well-positioned to respond to those challenges, it is also a time of opportunities. At OneBeacon Professional Insurance (OBPI) and OneBeacon Accident Group, our 2011 results demonstrate that we are well-situated to take advantage of the opportunities available to us. Despite entering the seventh year of a protracted soft market, our book of business continues to grow at a measured rate and we are seeing pricing improvements for the first time in several years.

Recognizing the value of flexibility in the specialty marketplace, we are structured to allow our businesses to be exceptionally responsive to their customers. The four areas within OBPI — Health Care, Professional Liability, Management Liability and Financial Services — as well as OneBeacon Accident, are managed as standalone organizations, each responsible for their own profit and loss. Combining this entrepreneurial approach with a deep, experienced management team, we have developed a service-oriented approach that allows us to occupy a unique space in the insurance marketplace. We will continue to take advantage of our size and our expertise to ascertain the most judicious ways to profitably grow our book of business.

Our focus in 2012 will be maintaining our longstanding commitment to underwriting discipline, keeping a keen eye on expenses and quickly assessing market conditions in order to meet the needs of our brokers and insureds. Productivity gains will be achieved through our investment in technology, most notably OBPI's FirstBest™ enterprise underwriting and customer service technology platform. These will help us streamline operations, allowing us to be even more responsive to our customers. In addition, our collaborative approach to risk management and claims services will provide our insureds with a comprehensive look at how to maximize their insurance assets.

OBPI and OneBeacon Accident are representative of the true specialty approach OneBeacon has embraced. Our dedication to underwriting and to customer service has positioned us as a specialty carrier of choice with our key audiences, regardless of market conditions. We have proven that we are able to deliver solid returns in a soft market, and believe we are poised to deliver exceptional results when the market hardens.

**Respectfully submitted,**



**Paul F. Romano**
*Executive Vice President Specialty Lines*

# FINANCIAL HIGHLIGHTS

## FINANCIAL HIGHLIGHTS

*As of and for the year ended December 31, 2011*

| | |
|---|---|
| Book Value per Share | $11.56 |
| Growth in BVPS in the last twelve months, including dividends, on an IRR basis | 3.1% |
| OneBeacon's Common Shareholders' Equity | $1.1 billion |
| Total Assets | $5.8 billion |
| Total Liabilities | $4.7 billion |
| Comprehensive Income Attributable to OneBeacon's Common Shareholders | $43.9 million |

### Total OneBeacon

| | |
|---|---|
| Net Written Premium | $1.1 billion |
| Combined Ratio | 95.8% |

### Specialty Insurance Operations

| | |
|---|---|
| Net Written Premium | $1.1 billion |
| Combined Ratio | 92.1% |

| | |
|---|---|
| Total Return on Invested Assets | 3.0% |

# NON-GAAP FINANCIAL MEASURES

Our 2011 Management Report includes a non-GAAP financial measure, adjusted book value per share, identified by the superscript "NGM." OneBeacon believes this measure to be a useful supplement to the comparable GAAP measure, book value per share, in evaluating OneBeacon's financial performance. This non-GAAP financial measure has been adjusted to exclude the impact of economically defeasing the company's mandatorily redeemable preferred stock. In connection with its initial public offering, the company created two irrevocable grantor trusts and funded them with assets sufficient to make the remaining dividend and redemption payments for $20 million of preferred stock that was redeemed in June 2007 and $300 million of preferred stock that was redeemed in May 2008. The company created and funded these trusts to appropriately capitalize and leverage the company in preparation for and in connection with its initial public offering. Having completed these actions, OneBeacon believes that presentation of this non-GAAP financial measure, adjusted to exclude the impact of the economic defeasance of the preferred stock, is a useful supplement to understanding the company's earnings and profitability.

Adjusted OneBeacon's common shareholders' equity, which is used in calculating adjusted book value per share (described above), is derived by excluding the impact of economically defeasing the company's mandatorily redeemable preferred stock from OneBeacon's common shareholders' equity, the most closely comparable GAAP measure. The company believes this non-GAAP measure is useful for the reasons stated above.

The following table presents our adjusted OneBeacon's common shareholders' equity and adjusted book value per share reconciled to OneBeacon's common shareholders' equity and book value per share, respectively, the most comparable GAAP measures, as of March 31, 2008 the last quarter for which the preferred stock was outstanding.

| | **As of March 31, 2008** *(in millions, except per share amounts)* |
|---|---|
| **Numerator** | |
| OneBeacon's common shareholders' equity | $1,613.0 |
| Remaining adjustment of subsidiary preferred stock to face value | (11.1) |
| Adjusted OneBeacon's common shareholders' equity | $1,601.9 |
| **Denominator** | |
| Common shares outstanding [(1)] | 96.0 |
| **Book value per share** | $16.80 |
| **Adjusted book value per share** | $16.69 |

*(1) Includes the impact of repurchases of Class A common shares made through the company's share repurchase program.*

# BOARD OF DIRECTORS AND MANAGEMENT

## BOARD OF DIRECTORS

**Lowndes A. Smith**
Chairman of the Board of Directors
Managing Partner
Whittington Gray Associates

**T. Michael Miller**
President and Chief Executive Officer
OneBeacon Insurance Group, Ltd.

**Raymond Barrette**
Chairman and Chief Executive Officer
White Mountains Insurance Group, Ltd.

**Reid T. Campbell**
Managing Director and President
White Mountains Capital, Inc.

**Morgan W. Davis**
Director
White Mountains Insurance Group, Ltd.

**David T. Foy**
Executive Vice President and
Chief Financial Officer
White Mountains Insurance Group, Ltd.

**Lois W. Grady**
Retired Executive Vice President
Hartford Life, Inc.

**Richard P. Howard**
Portfolio Manager
Prospector Partners, LLC

**Ira H. Malis**
Managing Director Equity Capital Markets
Stifel Nicolaus

**Kent D. Urness**
Retired Executive Vice President
St. Paul Travelers

## EXECUTIVE MANAGEMENT

**T. Michael Miller**
President and Chief Executive Officer

**Paul H. McDonough**
Senior Vice President and
Chief Financial Officer

**Dennis A. Crosby**
Executive Vice President Specialty Lines

**Sean W. Duffy**
Senior Vice President and
Chief Claims Officer

**Scott W. McClintock**
Senior Vice President and
Chief Information Officer

**Maureen A. Phillips**
Senior Vice President and
General Counsel

**Brian D. Poole**
Senior Vice President and
Chief Actuary

**Paul F. Romano**
Executive Vice President Specialty Lines

**Thomas N. Schmitt**
Senior Vice President Human Resources
and Corporate Services

## SPECIALTY BUSINESS LEADERSHIP

**Paul F. Romano**
President
OneBeacon Professional Insurance

- **Paul M. Ablan**
  President
  Professional Liability Group

- **Craig M. Collins**
  President
  Financial Services

- **Steven C. Spina**
  President
  Health Care Group

**Daniel J. Beaudette**
President
OneBeacon Program Group

**Lori A. Cernera**
President
OneBeacon Accident Group

**Devin S. Claypool**
Vice President
OneBeacon Environmental

**Robert C. Gallagher**
President
International Marine Underwriters

**Daniel M. Guida**
President
OneBeacon Energy Group

**A. James Heitkemper**
President
OneBeacon Specialty Property

**Dana P. Hendershott**
Senior Vice President
Collector Cars and Boats

**Jeffrey C. Richardson**
President
OneBeacon Government Risks

**Dana E. Tufts**
President
A.W.G. Dewar

**Peter D. Williams**
President
OneBeacon Entertainment

**John S. Wurzler**
President
OneBeacon Technology Insurance

# CORPORATE INFORMATION

**Corporate Headquarters**
14 Wesley Street, 5th Floor
Hamilton HM 11, Bermuda

**U.S. Corporate Headquarters**
601 Carlson Parkway, Suite 600
Minnetonka, MN 55305

**Registered Office**
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

**Annual Meeting**
The 2012 Annual General Meeting of Members (AGM) will be held on May 23, 2012 at Tucker's Point Hotel, Hamilton Parish, Bermuda at 12:00 noon Atlantic time (11:00 a.m. Eastern time).

Proxy materials for the AGM, including the Notice of 2012 Annual General Meeting of Members and Proxy Statement, Form 10-K and Management Report, as well as all other SEC filings and reports and press releases, are available online at www.onebeacon.com for viewing and downloading.

**Stock Exchange Information**
The company's common shares are listed on the New York Stock Exchange under the symbol "OB."

**Transfer Agent, Registrar for Common Shares and Dividend Disbursing Agent Mailing Address**
Wells Fargo Bank, N.A.
161 North Concord Exchange South
St. Paul, MN 55075
Tel: 800.468.9716

Shareholders may obtain information about transfer requirements, replacement dividend checks, duplicate 1099 forms and changes of address by calling the Transfer Agent's Telephone Response Center at 800.468.9716 or 651.450.4144 for the hearing impaired, or visiting the Transfer Agent's website at www.wellsfargo.com/shareholderservices.

Please be prepared to provide your tax identification or Social Security number, description of securities and address of record. Other inquiries concerning your shareholder account should be addressed in writing to the Transfer Agent and Registrar.

**Shareholder Inquiries**
Written shareholder inquiries, including requests for copies of the company's Management Report and SEC filings, should be sent to the Corporate Secretary at the company's Bermuda corporate headquarters. Written inquiries from the investment community should be directed to the Investor Relations department at the company's Bermuda corporate headquarters.

**Additional Information**
We make our website content available for informational purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this Management Report.

# SAFE HARBOR STATEMENT

**Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995**

Statements in our 2011 Management Report regarding our business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk" in our Annual Report on Form 10-K.

OneBeacon Insurance Group, Ltd. is a Bermuda-domiciled holding company that is publicly traded on the New York Stock Exchange under the symbol "OB." OneBeacon's underwriting companies offer a range of specialty insurance products sold through independent agencies, regional and national brokers, wholesalers and managing general agencies. Each business is managed by an experienced team of specialty insurance professionals focused on a specific customer group or industry segment. OneBeacon's solutions target professional liability; ocean and inland marine; collector cars and boats; energy; entertainment, sports and leisure; excess property; environmental; group accident; programs; public entities; technology; and tuition refund. For further information about our products and services visit: www.onebeacon.com and to remain up to date on OneBeacon's news, follow us on Twitter @OneBeaconIns or visit our online newsroom: www.onebeacon.com/newsroom.